Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per September 30, 2025 – Increased dividend and solid prospects

Friday, November 28, 2025

The direction of NAT is on the upswing. Safety for crew, safety for ships and dividends remain our main priorities. The so-called grey/black fleet is invalidated, reducing the available fleet in the market place and improving the position of NAT. Our ships have not carried Russian oil for more than four years.

Major oil companies are the main customers of NAT.

Ninety day periods offer a short-term snapshot of NAT. A more meaningful analysis must contain a longer-term picture.

Highlights:

1.
The dividend for the third quarter is 13 cents ($0.13) per share. This is our 113th consecutive quarterly cash dividend. The dividend is payable December 22, 2025, to shareholders on record as of December 8, 2025.

2.	The strong demand for oil continues. During a slow third quarter rates held up well compared to the second quarter. The fourth quarter is starting out well, leaving solid room for cash accumulation.
3.
We have entered into a preliminary agreement with a South Korean Shipyard to construct two new Suezmax tankers for delivery in the second half of 2028. We expect to sign a firm contract early in 2026.  The NAT fleet currently consist of 20 well maintained Suezmax tankers.

4.
The average time charter equivalent (TCE) for the NAT fleet for the Third quarter of 2025 came in at $27,490 per day per ship. Operating costs are $9,000/day/ship. The adjusted EBITDA for 3Q 2025 was $21.4 million.  We recorded a net book loss of -$2.8 million for 3Q 2025. Our cash position at the day of this report is above $70 million.

5.	The top quality of the NAT vessels is reflected in the vetting performance (the score card) undertaken by the major oil companies.
6.	Thanks to careful voyage planning and adjustment of speed of our ships, we reduce emissions.

Sincerely,

Herbjørn Hansson
founder, Chairman & CEO
Nordic American Tankers Ltd

Our Fleet

As of September 30, 2025, our fleet consisted of 20 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and the vast majority of our ships are built in South Korea.

We have entered a Letter of Intent (LOI) with a South Korean shipyard for the construction of two new Suezmax tankers to be delivered in the second half of 2028. The firm contract is expected to be signed at the beginning of next year.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

NAT has one of the largest fleets of Suezmax tankers in the world. In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the third quarter of 2025

The seasonally weak third quarter of 2025 saw rates keeping up well compared to the second quarter and the demand for our ships accelerated as we entered the fourth quarter.

The third quarter of 2025 produced a Net loss of -$2.8 million, compared to the second quarter with a net loss of -$0.9 million. The net income for the second quarter included a book profit for the sale of “Nordic Castor” of $7.1 million.

The adjusted EBITDA for the third quarter came in at $21.4 million (non-GAAP measure), an improvement of $5.6 million from the second quarter with $15.8 million adjusted EBITDA.

The average time charter equivalent (TCE) for our fleet during the third quarter of 2025 came in at $27,490 per day per vessel versus $26,880 per day per ship in the second quarter of 2025. These numbers are on a discharge-to-discharge basis. We currently have sixteen of our twenty vessels in the spot market.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain non-GAAP financial measures, we refer to tables on page 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities, less current assets) stood at $334.0 million, which averages $16.7 million per ship across our 20 vessels, as of September 30, 2025.

The details of our two financing arrangements are as follows;

1)
The $150 million five-year Senior Secured Credit agreement with CLMG/Beal Bank dated 6th February 2025 had a total outstanding balance of $144.7 million as of September 30, 2025, including current portion of the debt. The loan is secured in 7 of our suezmax tankers.

2)	The 8 vessels financed through Ocean Yield had as of September 30, 2025, a total outstanding balance of $292.1 million, including current portion of the debt.
3)	The remaining 5 of our 20 suezmax tankers are debt free and unencumbered.

As of September 30, 2025, the current portion of long-term debt was $35.4 million net of transaction costs. $28.0 million was related to the Ocean Yield financing and $7.4 million was related to the Beal/CLMG financing.

We have not utilized any ATM offerings in 2025.

For the third quarter of 2025 a cash dividend of 13 cent ($0.13) per share has been declared. This is our 113th consecutive quarterly dividend declaration.

Payment of the dividend will be on December 22, 2025, to shareholders of record on December 8, 2025.

World Economy and the Tanker Market

We continue to see high demand for oil and oil transportation, especially for emerging economies that continue to have energy consumption per capita that is significantly lower than that of OECD-countries. Should the geopolitical tensions ease, more oil volume should become available in our market and the continued increased production from OPEC members is an important trend that is very favorable for the tanker market going forward. These are interesting dynamics for the NAT oil tankers. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 600 vessels as of September 30, 2025.

The ordering activity in the third quarter of 2025 only saw 4 additions, but activity has picked up in the fourth quarter. The orderbook for new Suezmax tankers now stands at 120 vessels as per November 20, 2025. This is 20% of the existing world fleet for Suezmax tankers and these ships are to be delivered between now and 2029. To put this in perspective, before the end of 2027, there are now 164 conventional suezmax tankers that will turn 20 years of age, or older. In the same period, only 95 new vessels will be delivered into the world suezmax fleet.

The world suezmax fleet will see 5 new vessels added to the fleet for the rest of 2025, 46 in 2026, 41 in 2027, 25 in 2028 and 3 newbuild orders are booked for 2029.

All the above is good news for the short- and long-term outlook for our tankers. It is anticipated that the tanker markets will continue to be strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 20 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Nine Months Ended
	Sept. 30, 2025	Jun. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
Amounts in USD '000

Net Voyage Revenue	45,687	40,153	52,036	123,785	178,707

Vessel Operating Expenses	(16,543)	(18,375)	(15,772)	(51,422)	(48,101)
Depreciation Expenses	(15,323)	(14,969)	(14,210)	(43,539)	(42,281)
General and Administrative Expenses	(7,037)	(6,375)	(5,834)	(20,261)	(19,768)
Gain on Disposal of Vessels	0	7,117	0	16,621	0
Operating Expenses	(38,903)	(32,602)	(35,816)	(98,601)	(110,150)
Net Operating Income	6,784	7,551	16,220	25,184	68,557

Interest Income	396	400	173	1,285	600
Interest Expense	(9,823)	(9,239)	(7,726)	(26,420)	(23,642)
Other Financial Income (Expenses)	(138)	436	19	562	(167)
Total Other Expenses	(9,565)	(8,403)	(7,534)	(24,573)	(23,209)
Net Income (Loss)	(2,781)	(852)	8,686	611	45,348
Basic and Diluted Earnings (Loss) per Share	(0.01)	(0.00)	0.04	0.00	0.22
Weighted Average Number of Common Shares Outstanding	211,750,663	211,750,663	208,796,444	211,750,663	208,796,444
Common Shares Outstanding	211,750,663	211,750,663	208,796,444	211,750,663	208,796,444

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Sept. 30, 2025	Dec. 31, 2024
Amounts in USD '000

Cash and Cash Equivalents	67,582	39,177
Restricted Cash	-	5,207
Accounts Receivable, Net	16,056	16,223
Prepaid Expenses	8,123	6,227
Inventory	21,009	21,931
Voyages in Progress	9,435	6,570
Other Current Assets	9,672	3,436
Total Current Assets	131,877	98,771
Vessels, Net	791,840	715,273
Other Non-Current Assets	3,247	3,543
Total Non-Current Assets	795,087	718,816
Total Assets	926,964	817,587

Accounts Payable	4,029	4,257
Accrued Voyage Expenses	17,712	12,294
Other Current Liabilities	10,355	13,204
Dividends Payable	-	8,470
Current Portion of Long Term Debt	35,404	21,560
Total Current liabilities	67,500	59,785
Long-Term Debt	397,647	248,144
Other Non-Current Liabilities	693	845
Total Non-current Liabilities	398,340	248,989
Shareholders' Equity	461,124	508,813
Total Liabilities and Shareholders' Equity	926,964	817,587

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Nine Months Ended	Twelve Months Ended
Amounts in USD '000	Sept. 30, 2025	Dec. 31, 2024
Net Cash Provided by (Used In) Operating Activities	4,425	124,611

Investment in Vessels	(135,698)	(870)
Deposit on Vessel Financing	0	0
Proceeds from Sale of Vessels	46,751	0
Investment in Other Fixed Assets	0	(1,750)
Net Cash Provided By (Used In) Investing Activities	(88,947)	(2,620)

Proceeds from Issuance of Common Stock	0	8,932
Proceeds from Borrowing Facility	190,131	0
Repayments of Vessel Financing	(19,007)	(20,662)
Repayment of Borrowing Facility	(6,350)	(12,079)
Dividends Distributed	(57,173)	(87,695)
Net Cash Provided By (Used In) Financing Activities	107,601	(111,504)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	23,079	10,487
Effect of exchange rate changes on Cash	120	536
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	44,384	33,361
Cash, Cash Equivalents and Restricted Cash at End of Period	67,583	44,384
Cash and Cash Equivalents	67,582	39,177
Restricted Cash	0

	NORDIC AMERICAN TANKERS LIMITED

	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
	Amounts in USD '000	Sept. 30, 2025	Jun. 30, 2025	Sept. 30, 2024	Sept. 30, 2025	Sept. 30, 2024
	Voyage Revenue	74,999	66,728	82,217	206,516	275,312
	Voyage Expense	(29,312)	(26,575)	(30,181)	(82,732)	(96,605)
	Net Voyage Revenue (1)	45,687	40,153	52,036	123,784	178,707

		Three Months Ended			Twelve Months Ended
	Amounts in USD '000	Sept. 30, 2025	Jun. 30, 2025	Sept. 30, 2024	Dec. 31, 2024
	Net Income (Loss)	(2,781)	(852)	8,686	46,643
	Interest Expense (Income), net	8,839	8,839	7,553	30,008
	Depreciation Expense	15,323	14,969	14,210	56,151
	EBITDA (2)	21,381	22,955	30,449	132,802
	(Gain) on Disposal of Vessel	0	(7,117)	0	0
	ADJUSTED EBITDA	21,381	15,838	30,449	132,802

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71

Web-site: www.nat.bm